UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-124080

InterDent Service Corporation	InterDent, Inc.
(Exact name of registrant as specified in its charter)	(Exact name of co-registrant as specified in its charter)

222 N. Sepulveda Blvd., Suite 740	222 N. Sepulveda Blvd., Suite 740
El Segundo, CA 90245	El Segundo, CA 90245
(310) 765-2400	(310) 765-2400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Address, including zip code, and telephone number, including area code, of co-registrant’s principal executive offices)

10 3/4% Senior Secured Notes due 2011

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:   25

Pursuant to the requirements of the Securities Exchange Act of 1934, InterDent Service Corporation and InterDent, Inc. have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 20, 2007	By:	/s/ Robert W. Hill
	Name:	Robert W. Hill
	Title:	Chief Financial Officer of InterDent, Inc.and InterDent Service Corporation